===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

         /X/ Annual report pursuant to Section 15(d) of the Securities
             Exchange Act of 1934 (No fee required, effective October 7, 1996)

         For the fiscal year ended     December 31, 2002
                                    -------------------------------------------

                                       Or

        /X/ Transition report pursuant to Section 15(d) of the Securities
            Exchange Act of 1934 (No fee required)

         For the transition period from                      to
                                        --------------------    ---------------

         Commission file number    1-14946
                                 ----------------------------------------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CEMEX, Inc. Savings and Investment Plan
                  for Union Employees
                  1200 Smith Street
                  Suite 2400
                  Houston, Texas 77002

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  CEMEX,S.A. de C.V. Av. Ricardo Margain Zozaya #325 Colonia del Valle Campestre Garza Garcia, Nuevo Leon
                  Mexico 66220

================================================================================

                            CEMEX, INC. SAVINGS AND
                              INVESTMENT PLAN FOR
                                UNION EMPLOYEES

                           Financial Statements and
                            Supplemental Schedules

                          December 31, 2002 and 2001
                  (With Independent Auditors' Report Thereon)

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES


                                Table of Contents

                                                                           Page
                                                                           ----

Independent Auditors' Report                                                  1

Financial Statements:

     Statements of Net Assets Available for Benefits -
        December 31, 2002 and 2001                                            2

     Statement of Changes in Net Assets Available for Benefits -
        Year Ended December 31, 2002                                          3

        Notes to Financial Statements                                         4

Supplemental Schedules:

     Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) -
         December 31, 2002                                                    7

     Schedule H, Line 4(j) - Schedule of Reportable Transactions -
         Year Ended December 31, 2002                                         8

The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

      Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of
         Within the Plan Year)

      Schedule G, Part I - Schedule of Loans on Fixed Income Obligations in
         Default or Classified as Uncollectible

      Schedule G, Part II - Schedule of Leases in Default or Classified as
         Uncollectible

      Schedule G, Part III - Nonexempt Transactions

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Participants and Administrator of
CEMEX, Inc. Savings and Investment Plan
   for Union Employees:

We have audited the accompanying statement of net assets available for benefits of the CEMEX, Inc. Savings and Investment Plan for Union Employees (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 were audited by other auditors whose report dated June 7, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for 2002 and, in our opinion, are fairly stated in all material respects in relation to the 2002 financial statements taken as a whole.


                             /s/ Mir Fox & Rodriguez


Houston, Texas
June 17, 2003

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                Statements of Net Assets Available for Benefits
                          December 31, 2002 and 2001


           Assets                                   2002                2001
           ------                                   ----                ----

Investments, at fair value:
    Mutual funds                               $ 2,617,636
    Common collective trust fund                 1,543,188
    Common stock                                    301,484
    Participant loans                               218,259            151,895
                                                ----------------- -------------

        Total investments                         4,680,567            151,895

Cash                                                 23,512          3,563,312
Interest receivable                                                      3,261
Contributions receivable                                                36,161
                                                ----------------- -------------

        Total assets                              4,704,079          3,754,629

Liabilities

Trades payable                                       23,468
                                                ----------------- -------------

        Net assets available for benefits      $  4,680,611          3,754,629
                                                ================= =============



See accompanying notes to financial statements.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits
                         Year Ended December 31, 2002



Additions to net assets:
    Participant contributions                                $      947,186
    Employer contributions                                          262,236
    Investment income                                               147,579
    Rollovers                                                         3,355
                                                              -----------------
       Total additions to net assets                             1,360,356
                                                              -----------------

Deductions from net assets:
    Net depreciation in fair value of mutual funds                  359,975
    Net depreciation in fair value of common stock                   50,582
    Benefits paid to participants                                    22,997
    Administrative fees and expenses                                    820
                                                              -----------------
        Total deductions from net assets                            434,374
                                                              -----------------

Net increase in net assets available for benefits                   925,982

Net assets available for benefits:
    Beginning of year                                            3,754,629
                                                              -----------------
    End of year                                              $   4,680,611
                                                              =================



See accompanying notes to financial statements.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                         Notes to Financial Statements
                          December 31, 2002 and 2001

1.       Plan Description

     General
     -------

     The CEMEX, Inc. Savings and Investment Plan for Union Employees (formerly Southdown Medusa Savings and Investment Plan for Union Employees) was adopted effective August 1, 1998 for the benefit of the union employees of the Clinchfied, Georgia and Charlevoix, Michigan plants of CEMEX, Inc. (Union Employees). The Plan is qualified under section 401(a) of the Internal Revenue Code (IRC) as a defined contribution plan and is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The following is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     Eligibility
     -----------

     Union Employees with at least three months of service are eligible to participate in the Plan. Plan entry dates are the first day of the calendar quarter coinciding with or following the completion of the service.

     Contributions
     -------------

     Participants may contribute from 1% to 16% their eligible pay, up to an annual maximum of the lesser of their eligible pay or $40,000. Participants may also rollover certain amounts from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions in the investment options listed in note 3.

     CEMEX, Inc. (the Employer and Sponsor) matches 50% of the amount contributed by each participant up to the first 6% (5% prior to May 1, 2002) of eligible pay. The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). Effective April 12, 2002, a participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution. Prior to April 12, 2002, a participant must have attained the age of 59 1/2 before exercising investment discretion with respect to the CEMEX stock that was purchased with Employer contributions. The Employer may make additional contributions in accordance with the provisions of the Plan Agreement.

     Participant accounts
     --------------------

     Separate accounts are maintained for each participant as follows. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's account.

     Vesting
     -------

     Participants are immediately and fully vested in all contributions plus actual earnings thereon.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                   Notes to Financial Statements, Continued

     Benefit payments
     ----------------

     Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Benefits are recorded when paid.

     Participant loans
     -----------------

     A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at the rate established by the Loan Committee. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

     Administrative expenses
     -----------------------

     Asset management fees are paid by the Plan, loan fees are paid by the borrowing participant, and all other administrative costs are paid by the Sponsor.

     Plan termination
     ----------------

     Although no interest has been expressed, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

2.       Significant Accounting Policies

     Basis of presentation
     ---------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid.

     Investment valuation and income recognition
     -------------------------------------------

     The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                   Notes to Financial Statements, Continued


3.       Investments

     As of December 31, 2002, participant contributions to the Plan were invested at the option of the participants in one or more of the following investment funds:

       Stable Value Fund                                         $   1,543,188
       Washington Mutual Investors Fund                                626,364
       Bond Fund of America                                            552,098
       MFS Research Fund                                               367,350
       CEMEX stock                                                     301,484
       Templeton Foreign Fund                                          287,841
       Franklin Balance Sheet Investment Fund                          253,298
       Franklin Real Estate Securities Fund                            183,231
       ING International Small Cap Growth Fund                         107,296
       Franklin Small Mid-Cap Growth Fund                               74,150
       Templeton Developing Markets Fund                                66,878
       Putnam New Opportunities Fund                                    55,434
       Aim Constellation Fund                                           43,451
       Alliance Capital Reserve Account                                    245
       Participant loans                                               218,259
                                                                 -------------
                                                                 $   4,680,567
                                                                 =============

     Investments with a fair value that exceeds $234,031 at December 31, 2002 represent 5% or more of Plan net assets as of December 31, 2002.

4.       Significant Concentrations of Credit Risk

     The Plan's cash in bank operating and trust accounts in excess of the Federal Deposit Insurance Corporation insurance limit was $3,563,312 as of December 31, 2001. The Plan's credit risk is mitigated by the financial strength of the banking institutions in which the deposits are held.

5.       Federal Income Tax Status

     The Plan obtained its latest determination letter on June 14, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

6.       Risks and Uncertainties

     The Plan provides for investment in various mutual funds, common collective trust funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

                                            Supplemental Schedule H, Line 4(i)
                                                   Plan Sponsor No. 72-0296500
                                                                  Plan No. 010



                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                   Schedule of Assets (Held at End of Year)
                               December 31, 2002

(a)                             (b)                                                             (c)
                Identity of issue, borrower, lessor,                       Description of investment including maturity date,
                          or similar party                                rate of interest, collateral, par or maturity value
    -------------------------------------------------------------     ---------------------------------------------------------

    INVESCO Trust Company                                             Stable Value Fund; 1,543,188 shares
    Washington Mutual                                                 Washington Mutual Investors Fund; 26,642 shares
    American Funds                                                    Bond Fund of America; 43,472 shares
    MFS Fund Distributors, Inc.                                       MFS Research Fund; 25,979 shares
*   CEMEX, S.A. de S.V.                                               American Depository Shares; 14,016 shares
    Franklin Templeton Investor Services, Inc.                        Templeton Foreign Fund; 34,638 shares
    Franklin Templeton Investor Services, Inc.                        Franklin Balance Sheet Investment Fund; 6,829 shares
    Franklin Templeton Investor Services, Inc.                        Franklin Real Estate Securities Fund; 11,367 shares
    ING Pilgrim Group                                                 ING International Small Cap Growth Fund; 5,725 shares
    Franklin Templeton Investor Services, Inc.                        Franklin Small Mid-Cap Growth Fund; 3,378 shares
    Franklin Templeton Investor Services, Inc.                        Templeton Developing Markets Fund; 6,688 shares
    Putnam Investments                                                Putnam New Opportunities Fund; 1,950 shares
    AIM Family of Funds                                               AIM Constellation Fund; 2,613 shares
    Pershing                                                          Alliance Capital Reserve Account; 245 shares
 *  Participant loans                                                 6.00% to 9.50%; 1-5 year term; payable monthly



 *  Party-in-interest



(table continued)

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                   Schedule of Assets (Held at End of Year)
                               December 31, 2002

(a)                             (b)                             (e)
                Identity of issue, borrower, lessor,           Current
                          or similar party                      value
    ----------------------------------------------------  -------------------

    INVESCO Trust Company                                  $  1,543,188
    Washington Mutual                                           626,364
    American Funds                                              552,098
    MFS Fund Distributors, Inc.                                 367,350
*   CEMEX, S.A. de S.V.                                         301,484
    Franklin Templeton Investor Services, Inc.                  287,841
    Franklin Templeton Investor Services, Inc.                  253,298
    Franklin Templeton Investor Services, Inc.                  183,231
    ING Pilgrim Group                                           107,296
    Franklin Templeton Investor Services, Inc.                   74,150
    Franklin Templeton Investor Services, Inc.                   66,878
    Putnam Investments                                           55,434
    AIM Family of Funds                                          43,451
    Pershing                                                        245
 *  Participant loans                                           218,259
                                                           ----------------
                                                           $  4,680,567
                                                           ================

 *  Party-in-interest


                                                                                                      Supplemental Schedule H, Line
                                                                                                                               4(j)
                                                                                                        Plan Sponsor No. 72-0296500
                                                                                                                       Plan No. 010

                                                                   CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                                                                             FOR UNION EMPLOYEES

                                                                     Schedule of Reportable Transactions
                                                                       Cumulative Transactions by Issue

                          Year Ended December 31, 2002



                                                     (b)                                                 (d)
              (a)                 Description of asset (include interest rate           (c)             Selling      Lease
  Identity of party involved            and maturity in case of a loan)            Purchase price        price       Rental
-------------------------------- ----------------------------------------------- -------------------  ------------ ----------

CEMEX, S.A. de S.V.               American Depository Shares                 $     261,991                 n/a        n/a








(table continued)
                                      (f)              (g)                   (h)
                                     Expenses                            Current value of            (i)
              (a)                  incurred with                             asset on           Net gain or
  Identity of party involved       transaction      Cost of asset         transaction date        (loss)
-------------------------------- ---------------  --------------      -------------------  -------------------
CEMEX, S.A. de S.V.                   n/a              261,991                261,991               n/a

                                  SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                                  FOR UNION EMPLOYEES


                                  By:  /s/ Andrew M. Miller
                                    -------------------------------------------
                                    Name:  Andrew M. Miller
                                    Title: Chairman of Administrative Committee


Date: June 30, 2003

                                  EXHIBIT INDEX


Exhibit
   No.                     Description

   1. Certification of Plan Administrator of the CEMEX, Inc. Savings and Investment Plan For Union Employees pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   2. Consent of Mir Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-86090) of CEMEX, S.A. de C.V. of its report, dated June 17, 2003, with respect to the audited financial statements of the CEMEX, Inc. Savings and Investment Plan For Union Employees as of December 31, 2002.

                                                                     EXHIBIT 1


                       Certification of Plan Administrator
                       Pursuant to 18 U.S.C. Section 1350,
                             as Adopted Pursuant to
                  Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 11-K of the CEMEX, Inc. Savings and Investment Plan For Union Employees (the "Plan") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Andrew M. Miller, as Chairman of the Administrative Committee of the Plan, hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



    /s/ Andrew M. Miller
----------------------------------
Name:    Andrew M. Miller
Title:   Chairman of Administrative
         Committee

Date:   June 30, 2003


This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Plan for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

                                                                     EXHIBIT 2




                        CONSENT OF INDEPENDENT AUDITORS


As independent auditors, we hereby consent to the incorporation by reference of our report dated June 17, 2003, included in this Form 11-K, into the previously filed registration statement of CEMEX, Inc. Savings and Investment Plan For Union Employees, on Form S-8 (File No. 333-86090).



                                              /s/ Mir Fox & Rodriguez


Houston, Texas
June 30, 2003